VADO CORP.

Dlhá 816/9

Nitra, Slovakia 94901

Tel: (421)-372302900

April 23, 2018

Mr. Ruairi Regan,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Vado Corp.

       Amendment No.1 to

       Registration Statement on Form S-1

       Filed March 5, 2018

       File No. 333-222593

Dear Mr. Ruairi Regan:

Vado Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated March 9, 2018 (the "Comment Letter"), with reference to the Company's Amendment No.1 to registration statement on Form S-1 filed with the Commission on March 5, 2018.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Future Sales by Existing Stockholders, page 24

1. It remains unclear from your response to prior comment 6 how you concluded you are not a shell company, as defined in Securities Act Rule 405, as you state in your response that you plan to commence operations; therefore, it appears you have not yet commenced operations. Please provide an expanded analysis of how you determined that your shareholders may rely on Rule 144 to resell securities, or revise your disclosure, as applicable to clearly reflect that you are a shell company and the impact that has upon the availability of Rule 144.

Our response: In response to this comment we would like to restate previous response that we have a focused business plan in the embroidery business. We have already started our operations. As of today, in the furtherance of our business plan we have concluded an Equipment Sales and Purchase Agreement to purchase our first embroidery machine. Therefore, we do not believe that we are a shell company. We feel that we better fit the definition of a “start-up” company than a “shell company.”

Please direct any further comments or questions you may have to the company at antiliagroup@gmail.com.

Thank you.

Sincerely,

/S/ Dusan Konc

Dusan Konc, President